INCENTRA SOLUTIONS, INC.
                                1140 Pearl Street
                             Boulder, Colorado 80302


                                                                    June 2, 2006




VIA EDGAR
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0306

         RE:   INCENTRA SOLUTIONS, INC.
               REGISTRATION STATEMENT ON FORM S-1
               FILE NO. 333-134537

Ladies and Gentlemen:

         In accordance with Rule 477 under the Securities Act of 1933, as amended, Incentra Solutions, Inc. hereby withdraws the above-referenced Registration Statement originally filed on May 26, 2006, relating to 6,812,418 shares of common stock (the "Registration Statement"). The Registration Statement, which was immediately effective, is being withdrawn because the cover page thereto incorrectly indicated that the Registration Statement was filed to register additional shares pursuant to Rule 462(b). Upon the recommendation of the Securities and Exchange Commission, the registrant is withdrawing the Registration Statement and will immediately file a corrected registration statement relating to the aforementioned shares. No securities were sold in connection with the offering to which the Registration Statement related.

                                      Very truly yours,

                                      /s/ Thomas P. Sweeney III


                                      Thomas P. Sweeney III
                                      Chief Executive Officer